UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INVENTRUST PROPERTIES CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

46124J 102

(CUSIP Number of Class of Securities)

Daniel J. Busch

President and Chief Executive Officer

InvenTrust Properties Corp.

3025 Highland Parkway

Downers Grove, Illinois 60515

(855) 377-0510

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Cathy A. Birkeland Julian Kleindorfer Latham & Watkins LLP 330 North Wabash Avenue Suite 2800 Chicago, Illinois 60611 (312) 876-7700	Christy L. David Executive Vice President, Chief Operating Officer, General Counsel and Secretary InvenTrust Properties Corp 3025 Highland Parkway Downers Grove, Illinois 60515 (855) 377-0510

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$100,000,000(a)	$9,270(b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, equals $92.70 per million dollars of the aggregate value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,270	Filing Party: InvenTrust Properties Corp.
Form or Registration No.: Schedule TO	Date Filed: October 12, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by InvenTrust Properties Corp., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 12, 2021 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”), which relates to the offer by the Company to purchase for cash up to $100 million in value of shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price specified by the tendering stockholders of not greater than $28.00 nor less than $25.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal and Important Instructions and Information, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Amendments to Offer to Purchase

The information set forth in the Offer to Purchase under the caption “Section 14. Certain Information About the Company” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding to the bullet-point list under the subheading entitled “Incorporation by Reference” the following:

“On November 9, 2021, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City Time, at the end of the day on November 8, 2021. A copy of such press release is filed as Exhibit (a)(5)(C) to this Amendment and is incorporated by reference herein.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(C)	Press Release issued November 9, 2021”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2021	InvenTrust Properties Corp.

	By:	/s/ Christy L. David
Christy L. David Executive Vice President, Chief Operating Officer, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated October 12, 2021

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Important Instructions and Information, dated October 12, 2021

(a)(1)(D)*	Odd Lot Certification Form

(a)(1)(E)*	Form of Withdrawal Letter

(a)(1)(F)*	Form of Payment Letter

(a)(1)(G)*	Form of Over-Price Selection Letter

(a)(1)(H)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 12, 2021

(a)(5)(A)*	Summary Advertisement in Wall Street Journal, dated October 12, 2021

(a)(5)(B)*	Press Release issued October 12, 2021

(a)(5)(C)**	Press Release issued November 9, 2021

(d)(1)	InvenTrust Properties Corp. 2015 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Company’s Form S-8 Registration Statement, as filed by the Company with the SEC on June 19, 2015)

(d)(2)	First Amendment to InvenTrust Properties Corp. 2015 Incentive Award Plan, dated May 6, 2016 (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 15, 2016)

(d)(3)	Form of Time-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 10, 2017)

(d)(4)	Form of Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 10, 2017)

(d)(5)	InvenTrust Properties Corp. Director Compensation Program (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 10, 2017)

(d)(6)	Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on May 14, 2019)

(d)(7)	Form of Director Restricted Stock Unit Agreement for Annual Awards (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 7, 2020)

*	Previously filed on Schedule TO, as amended, dated October 12, 2021.
**	Filed herewith